Exhibit 99.1
Concord Medical Announces First Quarter 2010 Financial Results
BEIJING, May 27, 2010 — Concord Medical Services Holdings Limited (“Concord Medical” or the “Company”) (NYSE: CCM), the operator of the largest network of radiotherapy and diagnostic imaging centers in China, today announced its unaudited financial results for the first quarter ended March 31, 20101.
First Quarter Fiscal 2010 Highlights
•	Total net revenues in the first quarter of 2010 were RMB76.2 million ($11.2million), a 36.6% increase from the corresponding period in 2009.

•	Gross profit in the first quarter of 2010 was RMB49.1 million ($7.2million), a 30.4% increase from the corresponding period in 2009.

•	Non-GAAP Net income[2] in the first quarter of 2010 was RMB24.2 million ($3.5 million), a 10.7% increase from the corresponding period in 2009.

•	Both Non-GAAP basic and diluted earnings per American Depository Share (“ADS”)[3] for the first quarter of 2010 were RMB0.49 ($0.07).

•	Adjusted EBITDA[4] (non-GAAP) in the first quarter of 2010 was RMB57.9 million ($8.5 million), a 19.8% increase from the corresponding period in 2009.

•	Concord Medical opened one center in the first quarter of 2010, bringing the total number of centers in operation to 89 across 37 cities in China, as of March 31, 2010. To date, the Company has entered into agreements to establish 38 new centers.

•	The number of treatment patient cases and diagnostic patient cases was 6,868 and 26,562 during the first quarter of 2010, respectively. Treatment patient cases increased by 18.2% from the corresponding period in 2009. Diagnostic patient cases increased by 100.8% from the corresponding period in 2009.
“We are pleased with our solid financial results for the first quarter despite the usual seasonality factor associated with the Chinese New Year holiday,” said Dr. Jianyu Yang, director, president and chief executive officer of Concord Medical. “In addition, we made good

[1]	This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8258 to US$1.00, the effective noon buying rate as of March 31, 2010 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

[2]	Non-GAAP net income is defined in this announcement as net income excluding share-based compensation expenses, which amounted to RMB2.6 million ($0.4 million) for the first quarter of 2010. The Company did not incur share-based compensation expenses for the first quarter of 2009.

[3]	Each ADS represents three ordinary shares of the Company.

[4]	Adjusted EBITDA is defined in this announcement as net income plus interest, taxes, depreciation and amortization, share-based compensation expenses and other adjustments. Other adjustments include change in fair value of convertible notes, foreign exchange loss and other income.

progress toward our goal of operating at least 200 radiotherapy and diagnostic imaging centers by 2012. We opened one new center in the first quarter, acquired four centers in April, and our first specialty hospital, the Chang’an CMS International Cancer Center, is on track to begin operations in June 2010. Looking forward, we will continue to grow both organically and through acquisitions. On top of the four centers acquired in April, we also expect to open eight to ten centers organically in the second quarter, and will continue to explore additional acquisition targets for 2010.”
Dr. Yang added, “We continue to receive encouraging signals from industry regulators. On May 7, 2010, the Chinese State Council issued a new statement reiterating its intention to enhance the scope and quality of healthcare services by attracting more private investments. As the operator of the largest network of radiotherapy and diagnostic imaging centers in China, we are confident that Concord Medical is well positioned to benefit from the favorable market environment supported by medical reform policies and increasing consumer demand for world-class cancer treatment.”
Mr. Boxun Zhang, Concord Medical’s corporate vice president, commented, “In the first quarter of 2010, we achieved strong top line growth and made good progress toward our full year operational and financial targets. For the rest of the year, we will continue to enhance operational and financial efficiency while supporting our network expansion with our strong financial resources. As a newly listed company, we are also committed to fulfilling the requirements of Sarbanes Oxley Section 404 and we are in the process of reviewing our internal control mechanisms accordingly.”
First Quarter Fiscal 2010 Results
Concord Medical reported total net revenues of RMB76.2 million ($11.2 million) for the first quarter of 2010, representing a 36.6% increase from the corresponding period in 2009, primarily due to patient volume growth from established centers as well as from new centers opened in 2009.
Cost of revenues in the first quarter of 2010 was RMB27.0 million ($4.0 million), a 49.8% increase from the corresponding period in 2009, primarily due to increased depreciation expenses related to new centers opened in 2009.
Gross profit margin in the first quarter of 2010 was 64.5% as compared to 67.6% in the corresponding period in 2009. The marginal decrease was primarily due to new centers opened in the second half of 2009 having lower gross profit margin in their ramp-up periods comparing to established centers.
Operating expenses, consisting of selling expenses and general and administrative expenses, were RMB17.6 million ($2.6 million) in the first quarter of 2010, compared to RMB13.3 million in the previous quarter and RMB7.1 million in the corresponding period in

2009. The increase in operating expenses was mainly due to additional accrued expenses associated with post-IPO professional service charges, such as legal and auditing fees, and share-based compensation expenses, which are amortized through the year using the straight line method.
Operating Income was RMB31.5 million ($4.6 million), representing a 2.9% increase from the corresponding period in 2009. Operating profit excluding share-based compensation expenses (non-GAAP) was RMB34.1 million ($5.0 million), an 11.4% increase from the corresponding period in 2009.
Income tax expense was RMB8.5 million ($1.2 million), compared to an income tax expense of RMB6.7 million in the corresponding period in 2009. The effective tax rate for the first quarter of 2010 was 28.3% as compared to 22.9% in the previous quarter and 23.5% in the corresponding period in 2009. The increase in the effective tax rate was in relation to share-based compensation expenses and professional service expenses paid by off-shore subsidiaries being not directly tax deductable at on-shore entities.
Net income was RMB21.6 million ($3.2 million), representing a 1.2% decrease from the corresponding period in 2009. Both basic and diluted earnings per ADS for the first quarter of 2010 amounted to RMB0.44 ($0.06).
Net income excluding share-based compensation expenses (non-GAAP) was RMB24.2million ($3.5 million), a 10.7% increase from the corresponding period in 2009. Both Basic and diluted earnings per ADS excluding share-based compensation expenses (non-GAAP) for the first quarter of 2010 amounted to RMB0.49 ($0.07).
Adjusted EBITDA (non-GAAP), was RMB57.9 million ($8.5 million) for the first quarter of 2010, representing a 19.8% increase from the corresponding period in 2009.
Capital expenditure for the first quarter of 2010 was RMB81.4 million ($11.9 million). Total depreciation expenses were RMB17.1 million ($2.5 million). In addition, amortization of acquired intangibles was RMB6.7 million ($1.0 million). The Company expects amortization of acquired intangibles to be approximately RMB26.8 million ($3.9 million) in 2010, assuming no additional intangibles are acquired through potential acquisitions.
As of March 31, 2010, the Company had total fixed assets with a net book value of RMB592.3 million ($86.8 million) and cash of RMB993.6 million ($145.6 million).
As of March 31, 2010, the Company had bank credit lines totaling RMB2.1 billion (US$314.2 million).
Accounts receivable was RMB112.5 million ($16.5 million) as of March 31, 2010, similar to RMB111.3 million as of December 31, 2009.

Outlook for Fiscal Year 2010
Taking into consideration the projected contribution from the four recently acquired centers, Concord Medical raises the estimated range of total net revenues for 2010 to RMB367 million to RMB398 million, which would represent a 25.5% to 36.1% increase from 2009.
Also as a result of the recent acquisition, the Company raises its network expansion target to 34 to 39 radiotherapy and diagnostic imaging centers in 2010, and the range of expected total capital expenditures related to these new centers to RMB400 million to RMB450 million.
This forecast reflects Concord Medical’s current and preliminary view, which is subject to change.
Conference Call Information
Concord Medical’s management will hold an earnings conference call at 8 AM on May 27, 2010 U.S. Eastern Time (8 PM on May 27, 2010 Beijing/Hong Kong time).
Dial-in details for the earnings conference call are as follows:

US:	+1 866.730.5766
China:	+ 10.800.152.1490 (North) / 10.800.130.0399 (South)
Hong Kong:	+ 800.96.3844
International:	+1 857.350.1590

Passcode:	87425784
A replay of the conference call may be accessed by phone at the following number until June 3, 2010:

US:	+ 1.888.286.8010
International:	+ 1.617.801.6888

Passcode:	58084651
Additionally, a live and archived webcast of this conference call will be available at http://ir.cmsholdings.com/.
About Concord Medical
Concord Medical operates the largest network of radiotherapy and diagnostic imaging centers in China in terms of revenues and the total number of centers in operation per available statistics. The Company currently operates a network of more than 89 centers spanning 37 cities and 21 provinces and administrative regions in China. Under long-term arrangements with top-tier hospitals in China, the Company provides radiotherapy and diagnostic imaging equipments and manages the daily operations of these centers located on its hospital partners’ premises. The Company also provides ongoing training to doctors and other medical personnel in its network of centers to ensure a high level of clinical care for patients.
Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions. These forward looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Such factors include: the number of new radiotherapy and diagnostic imaging centers opened; the increase in the number of patients in existing centers; the establishment of specialty cancer hospitals; changes in the healthcare industry in China, including changes in the healthcare policies and regulations of the PRC government; and technological or therapeutic changes affecting the field of cancer treatment and diagnostic imaging. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission at www.sec.gov. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
About Non-GAAP Financial Measures
To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (GAAP), Concord Medical uses certain non-GAAP measures. The Company presents certain of its financial information that is adjusted from results based on GAAP to exclude the impact of share-based compensation expense. The Company believes excluding share-based compensation expense from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expense is not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. Concord Medical also believes these non-GAAP measures excluding share-based compensation expense are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. In addition, Concord Medical also presents the non-GAAP measure of Adjusted EBITDA, which is defined in this announcement as net (loss) income plus interest, taxes, depreciation and amortization, share-based compensation expenses and other adjustments. Other adjustments include change in fair value of convertible notes, foreign exchange loss and other income. Furthermore, Adjusted EBITDA eliminates the impact of items that the Company does not consider indicative of the performance of its network of centers. The Company believes investors will similarly use Adjusted EBITDA as one of the key metrics to evaluate its financial performance and to compare its current operating results with corresponding historical periods and with other companies in the healthcare services industry. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial statements.
For investor and media inquiries please contact:
China
Stephanie Song
Concord Medical Services
+86-10-5957-5287
stephanie.song@cmsholdings.com
Lilian Wong
Brunswick Group, LLC
+86-10-6566-2256
lwong@brunswickgroup.com
U.S.
Nicki Kahner
Brunswick Group, LLC
+1-212-333-3810
nkahner@brunswickgroup.com

Concord Medical Services Holdings Co., Ltd.
Unaudited Condensed Consolidated Balance Sheets
(in thousand)

	March 31, 2009	December 31, 2009		March 31, 2010
	RMB	RMB	RMB	RMB	US$
ASSETS
Current assets
Cash	294,493	1,037,239	285,702,579	993,597	145,565
Restricted cash, current portion	—	293	2,012,302	593	87
Accounts receivable	97,086	111,328	119,127,052	112,527	16,486
Prepayment and other current assets	56,632	100,484	56,869,100	119,552	17,516
Deferred tax assets, current portion	2,557	3,168	2,775,844	2,788	408

Total current assets	450,768	1,252,512	466,486,877	1,229,057	180,062

Non-current assets
Property, plant and equipment, net	371,109	584,869	557,432,618	592,265	86,769
Goodwill	300,163	300,163	300,163,213	300,163	43,975
Acquired intangible assets, net	174,963	155,345	161,450,046	148,641	21,776
Deposits for non-current assets	193,866	115,323	147,850,620	144,480	21,167
Deferred tax assets, non-current portion	12,479	19,700	12,647,625	20,531	3,008
Net investment in financing lease		—		23,176	3,395
Other non-current assets	10,109	11,532	10,782,461	50,149	7,347
Restricted cash, non-current portion	2144	4,421	5,233,292	6,564	962

Total non-current assets	1,064,833	1,191,353	1,206,766,678	1,285,969	188,399

Total assets	1,515,601	2,443,865	1,673,253,555	2,515,026	368,461

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank borrowing	20,800	11,500	30,000,000	27,000	3,956
Long-term bank borrowings, current portion	36,300	35,647	44,879,927	31,424	4,604
Accounts payable	9,667	9,759	9,743,599	9,822	1,439
Accrual for purchase of property, plant and equipment	8,641	12,043	25,838,700	10,120	1,483
Obligations under capital leases, current portion	3,993	3,582	3,581,924	3,582	525
Accrued expenses and other liabilities	41,397	48,663	44,221,091	47,486	6,957
Income tax payable	5,570	14,642	22,863,907	14,996	2,197
Deferred revenue, current portion	12,351	10,401	13,394,781	12,012	1,760
Amounts due to related parties	3,607	1,546	1,606,809	1,617	237

Total current liabilities	142,326	147,783	238,057,822	158,059	23,158

Non-current liabilities
Long-term bank borrowings, non-current portion	62,440	102,755	104,911,770	132,009	19,340
Deferred revenue, non-current portion	6,033	5,188	5,469,942	12,964	1,899
Obligations under capitalized leases, non-current portion	9,963	8,074	8,719,115	7,412	1,086
Lease deposit	3,233	1,000	3,269,250	1,000	147
Deferred tax liabilities, non-current portion	19,333	25,317	18,189,281	25,920	3,797

Total non-current liabilities	101,002	142,334	140,559,358	179,304	26,269

Total liabilities	243,328	290,117	378,617,180	337,363	49,427

Commitments and contingencies

Shareholders’ equity
Ordinary shares	55	108	55,444	108	16
Additional paid-in capital	1,113,177	2,671,910	1,113,204,368	2,674,496	391,822
Accumulated other comprehensive loss	(4,682)	(3,987)	(4,038,051)	(4,237)	(621)
Accumulated deficit	(543,271)	(514,283)	(517,638,930)	(492,704)	(72,183)

Total shareholders’ equity	565,279	2,153,748	591,582,831	2,177,663	319,034

Total liabilities and shareholders’ equity	#REF!	2,443,865	1,673,253,552	2,515,026	368,461

*	Amounts for the year ended December 31, 2009 were derived from the December 31, 2009 unaudited consolidated financial statements.

Concord Medical Services Holdings Co., Ltd.
Unaudited Condensed Consolidated Statements of Income
(in thousand, except per ADS data)

	For The Three Months Ended
	March 31, 2009	September 30, 2009	March 31, 2010
	RMB	RMB	RMB	US$
Revenue, net
Lease and management services	47,349	70,892	71,707	10,505
Management services	8,323	6,689	2,721	399
Other, net	79	408	1,753	257

Total net revenues	55,751	77,989	76,181	11,161

Cost of revenues
Lease and management services	(11,171)	(15,703)	(20,336)	(2,979)
Amortisation of acquired intangibles	(6,882)	(6,624)	(6,704)	(982)
Management services	(3)	(2)	(1)	(0)

Total cost of revenues	(18,056)	(22,329)	(27,041)	(3,962)

Gross profit	37,695	55,660	49,140	7,199

Operating expenses

Selling expenses	(1,316)	(1,476)	(2,093)	(307)
General and administrative expenses	(5,754)	(8,211)	(15,529)	(2,275)

Operating income	30,625	45,973	31,518	4,617
Interest expense	(1,638)	(1,671)	(1,980)	(290)
Foreign exchange loss	(663)	(97)	(776)	(114)
Gain from disposal of equipment	—	—	344	50
Interest income	224	176	975	143

Income before income taxes	28,548	44,381	30,081	4,407
Income tax expense	(6,709)	(10,199)	(8,503)	(1,246)

Net income	21,839	34,182	21,578	3,161

Accretion of Series A contingently redeemable convertible preferred shares	(7,951)	(7,948)	—	—
Accretion of Series B contingently redeemable convertible preferred shares	(12,796)	(12,791)	—	—

Net income attributable to ordinary shareholders	1,092	13,443	21,578	3,161

Earnings per ADS
Basic /Diluted	0.05	0.57	0.44	0.06

Weighted average number of ADS outstanding:
Basic /Diluted	23,476,033	23,476,033	49,151,833	49,151,833

Concord Medical Services Holdings Co., Ltd.
Unaudited Condensed Consolidated Statements of Income
(in thousand, except per ADS data)

	Twelve months ended	Twelve months ended
	December 31, 2008*	December 31, 2009
	RMB	RMB	US$
Revenue, net of business tax, value-added tax and related surcharges
Lease and management services	155,061	266,162	38,993
management services	12,677	22,739	3,331
Other, net	4,051	3,535	518

Total net revenues	171,789	292,436	42,842

Cost of revenues
Lease and management services	(25,046)	(60,937)	(8,927)
Amortisation of acquired intangibles	(20,497)	(26,493)	(3,881)
Management services	(54)	(131)	(19)

Total cost of revenues	(45,597)	(87,561)	(12,828)

Gross profit	126,192	204,875	30,014

Operating expenses:

Selling expenses	(5,497)	(7,675)	(1,124)
General and administrative expenses	(18,869)	(29,821)	(4,369)

Operating income(loss)	101,826	167,379	24,521
Interest expense	(7,455)	(6,891)	(1,010)
Change in fair value of convertible notes	(464)	—	—
Foreign exchange (loss) income	(325)	(213)	(31)
Gain from disposal of equipment	658	—	—
Interest income	430	948	139
Other income	7,734	—	—

Income before income taxes	102,404	161,223	23,619
Income tax expense	(23,335)	(36,396)	(5,332)

Net income	79,069	124,827	18,287

Accretion of Series A contingently redeemable convertible preferred shares	(270,343)	(30,050)	(4,402)
Accretion of Series B contingently redeemable convertible preferred shares	(304,763)	(48,359)	(7,085)
Net loss (income) attributable to ordinary shareholders	(496,037)	46,418	6,800

earnings (Loss) per ADS
Basic/Diluted	(8.63)	0.62	0.09

Weighted average number of ADS outstanding:
Basic/Diluted	19,160,467	24,882,926	24,882,926

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*) (in RMB thousands, unaudited)

	Three months ended Mar 31, 2009			Three months ended March 31, 2010			Three months ended December 31, 2009			Twelve months ended December 31, 2008			Twelve months ended December 31, 2009
	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Results	Adjustment	Non-GAAP Results
Operating profit	30,625	—	30,625	31,518	2,586	34,104	48,413	1,007	49,420	101,826	4,215	106,041	167,379	1,007	168,386

Net income	21,839	—	21,839	21,578	2,586	24,164	35,870	1,007	36,877	79,067	4,215	83,282	124,827	1,007	125,834

Net income attributable to ordinary shareholders

Basic (Loss) earning per ADS	0.05	—	0.05	0.44	0.05	0.49	0.68	0.03	0.71	(8.63)	0.07	(8.56)	0.62	0.02	0.64

Diluted (Loss) earning per ADS	0.05	—	0.05	0.44	0.05	0.49	0.68	0.25	0.93	(8.63)	0.07	(8.56)	0.62	0.02	0.64

(*)	The adjustment is only for share-based compensation.

Reconciliation from net income to adjusted EBITDA(*) (in RMB thousands, unaudited)

	Three months ended	Three months ended	Three months ended	Twelve months ended	Twelve months ended
	March 31, 2009	March 31, 2010	December 31, 2009	December 31, 2009	December 31, 2008
Net income	21,839	21,578	35,870	124,827	79,069
Interest expense, net	1,414	1,005	1,886	5,943	7,025
Income taxes expense (benefit)	6,709	8,503	10,662	36,396	23,335
Depreciation and amortization	17,753	23,842	22,685	78,174	38,126
Share-based compensation	—	2,586	1,007	1,007	4,215
Other adjustments	663	432	(5)	213	(7,603)

Adjusted EBITDA	48,378	57,946	72,105	246,560	144,167

(*)	Definition of adjusted EBITDA: Adjusted EBITDA is defined as net (loss) income plus interest, taxes, depreciation and amortization, share-based compensation expenses and other adjustments. Other adjustments include change in fair value of convertible notes, foreign exchange loss and other income.

	2008.12.31			2009.12.31		2009Q1	2010 Q1	2009Q4		2008Q4
Numerator
Net income (loss) attributable to ordinary shareholders	(496,037)			46,418		1,092	21,579	19,695		(273,767)
Less:

Undistributed (loss) earnings allocated to participating preferred shares

Net income (loss) allocated to ordinary shares for computing net (loss) income per ordinary share — basic	(496,037)			46,418		1,092	21,579	19,695		(273,767)

Add: Interst on the convertible notes	—
Accretion of contingently redeemable convertible preferred shares — Series A	253,317			—		7,951	—
Accretion of cumulative dividends — Series A	17,026			30,050				6,199		8057
Accretion of contingently redeemable convertible preferred shares — Series B	295,019			—		12,796	—
Accretion of cumulative dividends — Series B	9,744			48,359		—		9,976		304,763

Net income (loss) allocated to ordinary shares for computing net (loss) income per ordinary share - diluted	79,069			124,827		21,839	21,579	35,870		39,053

Denominator
Weighted average number of ordinary shares outstanding used in calculating basic (loss) earnings per share	57,481,400	NB1-2008		74,648,779	NB1-2009	70,428,100	147,455,500	87,173,187	NB1-2009	70,428,100
Add:
Dilutive effect of share options	10,163,844			—	NB2-2009			—	NB2-2009
Convertible notes	4,474,860	NB2-2008
Covertible redeemable Series A Preferred shares				16,724,655	NB3-2009	17,694,200	—	13,847,635	NB3-2009	17,694,200
Covertible redeemable Series B Preferred shares				22,054,668	NB4-2009	23,333,200	—	18,260,765	NB4-2009	17,753,522
Weighted average number of ordinary shares outstanding used in calculating diluted (loss) earnings per share	72,120,104			113,428,103		111,455,500	147,455,500	119,281,587		105,875,822

Basic earning per ADS	(8.63)			0.62		0.05	0.44	0.68		(3.89)
Diluted earning per ADS	(8.63)			0.62	anti-dilutive	0.05	0.44	0.68		(3.89)

NB1-2008
			Duration
Beginning	50,000,000	1-Jan	168
Redesignation	(756,500)	18-Jun	104
Exercise of option	21,184,600	18-Aug	43

	70,428,100	30-Sep		273

NB2-2008

Terms of the contingent conversion option do not permit the Company to compute the number of shares that the holder would receive if the contingent event occurs and the conversion price is adjusted, an issuer should wait until the contingent event occurs and then compute the resulting number of shares that would be received pursuant to the new conversion price.

Because the conversion ratio is contingent on the # of Series A Shares to be issued in the future. So there is no reference to determine the # of ordinary shares to be issued.

Weighted no.	60,621,730

NB1-2009

Movement of ordinary shares			Duration				Duration
Beginning	70,428,100	1/1/2009	345	147,455,500	70,428,100	10/1/2009	72
Initial public offering of ordinary shares	36,000,000	12/11/2009	20		36,000,000	12/11/2009	20
Conversion of Series A contingently redeemable convertible preferred shares to ordinary shares	17,694,200	12/11/2009	20		17,694,200	12/11/2009	20
Conversion of Series B contingently redeemable convertible preferred shares to ordinary shares	23,333,200	12/11/2009	20		23,333,200	12/11/2009	20

Ending	147,455,500	12/31/2009	365	147,455,500	147,455,500	12/31/2009	92

Weighted average number of ordinary shares	74,648,779			147,455,500	87,173,187

NB2-2009

On November 27,2009, the comapny granted options to purchase an aggregate of 4,765,800 ordinary shares under its 2008 share incentive plan. As the marketing price since then to December 31,2009 was lower than the exercie price, the options effect on calculating dilutive EPS is anti-dilutive.

NB3-2009

			Duration
Series A issued at April 10, 2008	89,517	10-Apr	265
Series A issued at July 31, 2008	87,425	31-Jul	153

	176,942	31-Dec

Weighted no.	101,638

NB4-2009

			Duration
Series B issued at October 22, 2008	233,332	22-Oct	70

	233,332	31-Dec

Weighted no.	44,749

NB3-2009

			Duration				Duration
Pre-conversion basis:		1/1/2009				10/1/2009
Conversion of Series A contingently redeemable convertible preferred shares to ordinary shares	17,694,200	12/11/2009	345		17,694,200	12/11/2009	72
		12/31/2009	365			12/31/2009	92
	16,724,655				13,847,635

Conversion of Series B contingently redeemable convertible preferred shares to ordinary shares	23,333,200	12/11/2009	345		23,333,200	12/11/2009	72
		12/31/2009	365			12/31/2009	92

	22,054,668				18,260,765

	2008.12.31			2009.12.31		2009Q1	2010 Q1	2009Q4		2008Q4
Numerator
Net income (loss) attributable to ordinary shareholders	(496,037)			46,418		1,092	21,579	19,695		(273,767)
Add: Share-based payment	4,215			1,007		—	2,586	1,007
Less:

Undistributed (loss) earnings allocated to participating preferred shares

Net income (loss) allocated to ordinary shares for computing net (loss) income per ordinary share — basic	(491,822)			47,425		1,092	24,165	20,702		(273,767)

Add: Interst on the convertible notes	—
Accretion of contingently redeemable convertible preferred shares — Series A	253,317			—		7,951	—
Accretion of cumulative dividends — Series A	17,026			30,050				6,199		8057
Accretion of contingently redeemable convertible preferred shares — Series B	295,019			—		12,796	—
Accretion of cumulative dividends — Series B	9,744			48,359		—		9,976		304,763

Net income (loss) allocated to ordinary shares for computing net (loss) income per ordinary share — diluted	83,284			125,834		21,839	24,165	36,877		39,053

Denominator
Weighted average number of ordinary shares outstanding used in calculating basic (loss) earnings per share	57,481,400	NB1-2008		74,648,779	NB1-2009	70,428,100	147,455,500	87,173,187	NB1-2009	70,428,100
Add:
Dilutive effect of share options	10,163,844			—	NB2-2009			—	NB2-2009
Convertible notes	4,474,860	NB2-2008
Covertible redeemable Series A Preferred shares				16,724,655	NB3-2009	17,694,200	—	13,847,635	NB3-2009	17,694,200
Covertible redeemable Series B Preferred shares				22,054,668	NB4-2009	23,333,200	—	18,260,765	NB4-2009	17,753,522
Weighted average number of ordinary shares outstanding used in calculating diluted (loss) earnings per share	72,120,104			113,428,103		111,455,500	147,455,500	119,281,587		105,875,822

Basic earning per ADS	(8.56)			0.64		0.05	0.49	0.71		(3.89)
Diluted earning per ADS	(8.56)			0.64	anti-dilutive	0.05	0.49	0.93		(3.89)

NB1-2008

			Duration
Beginning	50,000,000	1-Jan	168
Redesignation	(756,500)	18-Jun	104
Exercise of option	21,184,600	18-Aug	43
	70,428,100	30-Sep		273

NB2-2008

Terms of the contingent conversion option do not permit the Company to compute the number of shares that the holder would receive if the contingent event occurs and the conversion price is adjusted, an issuer should wait until the contingent event occurs and then compute the resulting number of shares that would be received pursuant to the new conversion price.

Because the conversion ratio is contingent on the # of Series A Shares to be issued in the future. So there is no reference to determine the # of ordinary shares to be issued.

Weighted no.	60,621,730

NB1-2009

Movement of ordinary shares			Duration				Duration
Beginning	70,428,100	1/1/2009	345	147,455,500	70,428,100	10/1/2009	72
Initial public offering of ordinary shares	36,000,000	12/11/2009	20		36,000,000	12/11/2009	20
Conversion of Series A contingently redeemable convertible preferred shares to ordinary shares	17,694,200	12/11/2009	20		17,694,200	12/11/2009	20
Conversion of Series B contingently redeemable convertible preferred shares to ordinary shares	23,333,200	12/11/2009	20		23,333,200	12/11/2009	20

Ending	147,455,500	12/31/2009	365	147,455,500	147,455,500	12/31/2009	92

Weighted average number of ordinary shares	74,648,779			147,455,500	87,173,187

NB2-2009

On November 27,2009, the comapny granted options to purchase an aggregate of 4,765,800 ordinary shares under its 2008 share incentive plan. As the marketing price since then to December 31,2009 was lower than the exercie price, the options effect on calculating dilutive EPS is anti-dilutive.

NB3-2009

			Duration
Series A issued at April 10, 2008	89,517	10-Apr	265
Series A issued at July 31, 2008	87,425	31-Jul	153
	176,942	31-Dec

Weighted no.	101,638

NB4-2009

			Duration
Series B issued at October 22, 2008	233,332	22-Oct	70
	233,332	31-Dec

Weighted no.	44,749

NB3-2009

			Duration				Duration
Pre-conversion basis:		1/1/2009				10/1/2009
Conversion of Series A contingently redeemable convertible preferred shares to ordinary shares	17,694,200	12/11/2009	345		17,694,200	12/11/2009	72
		12/31/2009	365			12/31/2009	92
	16,724,655				13,847,635

Conversion of Series B contingently redeemable convertible preferred shares to ordinary shares	23,333,200	12/11/2009	345		23,333,200	12/11/2009	72
		12/31/2009	365			12/31/2009	92

	22,054,668				18,260,765